December 9, 2025

Scott Swann
Chief Executive Officer
Rank One Computing Corp dba ROC
1290 Broadway, Suite 1200
Denver, CO 80203

       Re: Rank One Computing Corp dba ROC
           Registration Statement on Form S-1
           Filed on December 3, 2025
           File No. 333-291913
Dear Scott Swann:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Consolidated Financial Statements of Rank One Computing Corporation
Note 2 - Summary of Significant Accounting Policies
Income Taxes, page F-26

1. We note your response to prior comment 4. Please move the pro forma financial information on page F-27 to the forepart of the filing, or provide the specific U.S.
       GAAP reference that requires the presentation of pro forma financial information in the notes to the historical financial statements. Refer to Rule 11-02(a)(12)(i) of
       Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 9, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Soyoung Lee